UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

flyExclusive, Inc.

(f/k/a EG Acquisition Corp.)

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

343928107

(CUSIP Number)

Gregg S. Hymowitz

375 Park Avenue, 24th Floor

New York, NY 10152

Telephone Number: 212-888-1040

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Gregg S. Hymowitz
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 23,285,045 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 23,285,045 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,285,045 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 85.5% (6)
14.	Type of Reporting Person (See Instructions) IN, OO

1.	Names of Reporting Persons EG Sponsor LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,958,333 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,958,333 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,958,333 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 47.2% (7)
14.	Type of Reporting Person (See Instructions) HC, OO

1.	Names of Reporting Persons EnTrust Global Management GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,958,333 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,958,333 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,958,333 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 47.2% (7)
14.	Type of Reporting Person (See Instructions) HC, OO

1.	Names of Reporting Persons GH Onshore GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,958,333 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,958,333 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,958,333 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 47.2% (7)
14.	Type of Reporting Person (See Instructions) HC, OO

1.	Names of Reporting Persons EnTrust Emerald (Cayman) LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,517,808 (3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,517,808 (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,517,808 (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 43.5% (8)
14.	Type of Reporting Person (See Instructions) HC, OO

1.	Names of Reporting Persons ETG Omni LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,808,904 (4)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,808,904 (4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,808,904 (4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.7% (9)
14.	Type of Reporting Person (See Instructions) HC, OO

1.	Names of Reporting Persons EnTrust Global Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,326,712 (5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,326,712 (5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,326,712 (5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 56.3% (8)
14.	Type of Reporting Person (See Instructions) IA, OO

(1)	Consists of shares described in footnotes two through four below.
(2)

Consists of (i) 5,625,000 shares of Class A Common Stock held by the EG Sponsor LLC (“Sponsor”) and (ii) 5,333,333 warrants held by Sponsor to purchase one share of Class A Common Stock. EnTrust Global Management GP LLC is the managing member of the Sponsor and as such has voting and investment discretion with respect to the Class A Common Stock held of record by the Sponsor and may be deemed to have shared beneficial ownership (along with EnTrust Global Management GP LLC, GH Onshore GP LLC and Sponsor) of the Class A Common Stock held directly by the Sponsor. Gregg Hymowitz is the sole and managing member of GH Onshore GP LLC, which is the managing member of EnTrust Global Management GP LLC, and as a result, may be deemed to have shared beneficial ownership of the common stock held directly by the Sponsor. An affiliate of GMF Capital has an approximately 50% membership interest in the Sponsor.

(3)

Consists of (i) 5,517,808 shares of Class A Common Stock held by EnTrust Emerald (Cayman) LP and (ii) 4,000,000 warrants held by EnTrust Emerald (Cayman) LP to purchase one share of Class A Common Stock. Gregg Hymowitz serves as the Founder and Chief Executive Officer of EnTrust Global, an affiliate of which, EnTrust Global Partners LLC, serves as the general partner of EnTrust Emerald (Cayman) LP, and may be deemed to be the beneficial owner of such shares held by EnTrust Emerald (Cayman) LP.

(4)

Consists of 2,808,904 shares of Class A Common Stock held by ETG Omni LLC. Gregg Hymowitz serves as the Founder and Chief Executive Officer of EnTrust Global, an affiliate of which, EnTrust Global Partners LLC, serves as the managing member of ETG Omni LLC, and may be deemed to be the beneficial owner of such shares held by ETG Omni LLC.

(5)	Consists of the shares described in footnotes 3 and 4 above.
(6)

Percentage based on denominator consisting of 17,899,586 shares of Class A Common Stock outstanding as of June 30, 2024 as reported by the Issuer in its Form 10-Q filed with the SEC on August 12, 2024, together with the 5,333,333 warrants to purchase one share of Class A Common Stock beneficially owned by the Sponsor and the 4,000,000 warrants to purchase one share of Class A Common Stock beneficially owned by the EnTrust Emerald (Cayman) LP. Due to the calculation methodology under Rule 13d-3 of the Exchange Act, the denominator does not include the 59,930,000 LGM Common Units (which are convertible for shares of Class A Common Stock), nor the 5,805,544 public warrants to purchase Class A Common Stock, because such securities are not beneficially held by the Reporting Persons.

(7)

Percentage based on denominator consisting of 17,899,586 shares of Class A Common Stock outstanding as of June 30, 2024 as reported by the Issuer in its Form 10-Q filed with the SEC on August 12, 2024, together with the 5,333,333 warrants to purchase one share of Class A Common Stock beneficially owned by the Sponsor. Due to the calculation methodology under Rule 13d-3 of the Exchange Act, the denominator does not include the 59,930,000 LGM Common Units (which are convertible for shares of Class A Common Stock), nor the 5,805,544 public warrants to purchase Class A Common Stock, because such securities are not beneficially held by the Reporting Persons.

(8)

Percentage based on denominator consisting of 17,899,586 shares of Class A Common Stock outstanding as of June 30, 2024 as reported by the Issuer in its Form 10-Q filed with the SEC on August 12, 2024, together with the 4,000,000 warrants to purchase one share of Class A Common Stock beneficially owned by the EnTrust Emerald (Cayman) LP. Due to the calculation methodology under Rule 13d-3 of the Exchange Act, the denominator does not include the 59,930,000 LGM Common Units (which are convertible for shares of Class A Common Stock), nor the 5,805,544 public warrants to purchase Class A Common Stock, because such securities are not beneficially held by the Reporting Persons.

(9)

Percentage based on denominator consisting of 17,899,586 shares of Class A Common Stock outstanding as of June 30, 2024 as reported by the Issuer in its Form 10-Q filed with the SEC on August 12, 2024. Due to the calculation methodology under Rule 13d-3 of the Exchange Act, the denominator does not include the 59,930,000 LGM Common Units (which are convertible for shares of Class A Common Stock), nor the 5,805,544 public warrants to purchase Class A Common Stock, because such securities are not beneficially held by the Reporting Persons.

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission on January 8, 2024 (together with the Amendment No. 1, the “Schedule 13D”). This amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and refers only to information that has materially changed since the filing of the Schedule. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule.

Item 3. Source and Amount of Funds or Other Consideration

The disclosure in Item 3 is hereby supplemented by adding the following at the end thereof:

On August 8, 2024, pursuant to a securities purchase agreement by and among the Issuer, EnTrust Emerald (Cayman) LP and Sponsor, the Issuer, among other things, issued and sold warrants to EnTrust Emerald (Cayman) to purchase up to 4,000,000 shares of Class A Common Stock at a price of $1.87 per underlying share and (ii) to Sponsor to purchase up to 1,000,000 shares of Class A Common Stock at a price of $1.87 per underlying share, which is immediately exercisable at an exercise price of $0.01 per share. The warrants expire on August 8, 2029.

Pursuant to the Securities Purchase Agreement, EnTrust Emerald (Cayman) LP purchased securities at an aggregate price of $20,408,163.20 and Sponsor purchased securities at an aggregate price of $5,102,040.80. The Securities Purchase Agreement allocated $9,340,066 of the consideration paid to the warrants.

The foregoing description of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, a copy of which is incorporated by reference herein as Exhibit 10.1.

Item 5. Interest in Securities of the Issuer

(a)

Gregg Hymowitz beneficially owns 23,285,045 shares of Class A Common Stock (as determined and described in note 1 above), which represent 85.5% of the outstanding shares of Class A Common Stock of the Issuer (as determined and described in note 6 above).

Sponsor, EnTrust Global Management GP LLC, and GH Onshore GP LLC beneficially own 10,958,333 shares of Class A Common Stock (as determined and described in note 2 above), which represent 47.2% of the outstanding shares of Class A Common Stock of the Issuer (as determined and described in note 7 above).

EnTrust Emerald (Cayman) LP beneficially owns 9,517,808 shares of Class A Common Stock (as determined and described in note 3 above), which represent 43.5% of the outstanding shares of Class A Common Stock of the Issuer (as determined and described in note 8 above).

ETG Omni LLC beneficially owns 2,808,904 shares of Class A Common Stock (as determined and described in note 4 above), which represent 15.7% of the outstanding shares of Class A Common Stock of the Issuer (as determined and described in note 9 above).

EnTrust Global Partners LLC beneficially owns 12,326,712 shares of Class A Common Stock (as determined and described in note 5 above), which represent 56.3% of the outstanding shares of Class A Common Stock of the Issuer (as determined and described in note 8 above).

(b)	Gregg Hymowitz has shared power to vote and shared power to dispose of 23,285,045 shares of Class A Common Stock.

Sponsor, EnTrust Global Management GP LLC, and GH Onshore GP LLC have shared power to vote and shared power to dispose of 10,958,333 shares of Class A Common Stock.

EnTrust Emerald (Cayman) LP has shared power to vote and shared power to dispose of 9,517,808 shares of Class A Common Stock.

ETG Omni LLC has shared power to vote and shared power to dispose of 2,808,904 shares of Class A Common Stock.

EnTrust Global Partners LLC has shared power to vote and shared power to dispose of 12,326,712 shares of Class A Common Stock.

(c)	No transactions in the Issuer’s capital stock were effected during the past 60 days by the Reporting Persons except as set forth in Item 3 above and Item 6 below.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to the transaction stated in Item 3 above.

Securities Purchase Agreement

On August 8, 2024, EnTrust Emerald (Cayman) LP and Sponsor entered into a Securities Purchase Agreement with the Issuer whereby (i) EnTrust Emerald (Cayman) LP purchased 20,408 shares of Series B Convertible Preferred Stock, together with a warrant to purchase 4,000,000 shares of Class A Common Stock at a price of $1.87 per underlying share and (ii) Sponsor irrevocably committed, at a date no later than August 15, 2024, to purchase 5,102 shares of Series B Convertible Preferred stock, together with a warrant to purchase 1,000,000 shares of Class A Common Stock at a price of $1.87 per underlying share. The Series B Preferred Stock will automatically convert into Common Stock on the earlier of (i) December 31, 2025 and (ii) the closing date of a subsequent capital raise in excess of $25,000,000 and cannot be converted into shares of Class A Common Stock at the option of the Reporting Persons earlier than December 31, 2025.

The foregoing summary of certain terms and conditions of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Securities Purchase Agreement, a copy of which is incorporated by reference herein as Exhibit 10.1.

Item 7. Material to be Filed as Exhibits

Exhibit 10.1	Securities Purchase Agreement, dated as of August 5, 2024, by and among flyExclusive, Inc., EnTrust Emerald (Cayman) LP and EG Sponsor LLC (including Form of Warrant and Certificate of Designations).

Exhibit 99.1	Joint Filing Agreement, dated January 8, 2024, by and among Gregg Hymowitz, Sponsor, EnTrust Global Management GP LLC, and GH Onshore GP LLC.*

*	Previously Filed.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2024

Gregg S. Hymowitz

By:	/s/ Gregg S. Hymowitz
Name: Gregg S. Hymowitz

EG Sponsor LLC

By:	/s/ Gregg S. Hymowitz
Name: Gregg S. Hymowitz
Title: Authorized Signatory

EnTrust Global Management GP LLC

By:	/s/ Gregg S. Hymowitz
Name: Gregg S. Hymowitz
Title: Authorized Signatory

GH ONSHORE GP LLC

By:	/s/ Gregg S. Hymowitz
Name: Gregg S. Hymowitz
Title: Authorized Signatory

EnTrust Emerald (Cayman) LP
By: EnTrust Global Partners LLC, as general partner

By:	/s/ Gregg S. Hymowitz
Name: Gregg S. Hymowitz
Title: Authorized Signatory

ETG Omni LLC
By: EnTrust Global Partners LLC, as manager

By:	/s/ Gregg S. Hymowitz
Name: Gregg S. Hymowitz
Title: Authorized Signatory

EnTrust Global Partners LLC

By:	/s/ Gregg S. Hymowitz
Name: Gregg S. Hymowitz
Title: Authorized Signatory